Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED JUNE 30, 2025
The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of financial condition and results of operations of Perfect Corp. for the six months ended June 30, 2025 and 2024 (“MD&A”). This MD&A should be read together with Perfect Corp.’s unaudited condensed consolidated interim financial statements and accompanying notes for the six months ended June 30, 2025, which are attached as Exhibit 99.1 to our Form 6-K furnished to the SEC on September 26, 2025 (the “Interim Financial Statements” or “our Interim Financial Statements”), and Perfect Corp.’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 28, 2025 (the “Annual Report”). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve a number of known and unknown risks, uncertainties and assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements, including those set forth under the section entitled “Key Factors Affecting Our Results of Operations” and the section entitled “Item 3. Key Information — D. Risk Factors” in our Annual Report. You should also carefully read the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Perfect,” the “Company,” “we,” “us” and “our” shall mean Perfect Corp. and its consolidated subsidiaries. Capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Annual Report.
Perfect’s annual consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our Interim Financial Statements are prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All amounts are in U.S. dollars except as otherwise indicated herein. For more information about the basis of presentation of Perfect’s consolidated financial statements, see the section entitled “Basis of Presentation.”
Certain figures included in this MD&A have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of the rounded figures but on the basis of the amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Perfect’s unaudited condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.
Company Overview
Founded in 2015, we are a leading artificial intelligence (“AI”) technology company focused on delivering self-developed AI- and augmented reality (“AR”)- powered solutions to make your virtual world beautiful. Operating with a hybrid model that spans both B2C and B2B segments, we harness our cutting-

edge expertise to transform how app and web users and brand customers interact with digital AI experiences.
Our B2C offerings revolve around advanced AI-driven technologies, delivering a seamless user experience for photo and video editing and creation. We offer six mobile apps under the “YouCam” suite, YouCam Makeup, YouCam Perfect, YouCam Video, YouCam Enhance, YouCam AI Pro, and YouCam AI Chat, along with one web-based editing tool, YouCam Online Editor. Harnessing AI- and AR- technologies, our products enable real-time virtual try-ons, beauty camera or portrait retouching, photo or video enhancement, editing and creation, as well as state-of-the-art Generative AI capabilities such as image-to-image, image-to-video, text-to-video, text-to-photo, avatar creation, and intelligent editing. These innovative features empower users to transform selfies images and text prompts into striking personal contents. As of June 30, 2025, we recorded 960,000 active subscribers, up from over 919,000 as of June 30, 2024, underscoring the continued growth in demand for our AI-powered apps and web services. Our B2C segment also functions as a dynamic platform for new AI- and AR- functionalities, enabling us to fine-tune cutting-edge solutions that can later be integrated into our B2B offerings.
Capitalizing on our success in B2C business, we deliver hyper-realistic AI-driven virtual try-on solutions for enterprise clients, transforming both online and in-store shopping experiences from product discovery to personalized recommendations. Our subscription-based modules empower beauty, skincare clinics, med spas, jewelers, watchmakers, and fashion retailers to integrate virtual try-on technology across their mobile apps, websites, in-store kiosks, and third-party e-commerce platforms. Our current offerings cover makeup, nail art, hairstyling, eyewear, watch, jewelry try-ons, advanced skin diagnostics and simulation, and foundation shade matching, all powered by a robust recommendation engine for ultra-personalized results. As of June 30, 2025, our cumulative customer base included 818 brand clients, offering over 914,000 digital SKUs for makeup, haircare, skincare, shoes, bags, eyewear, watches and jewelry products, compared to 686 brand clients and over 774,000 digital SKUs as of June 30, 2024.
In January 2025, we have completed our first strategic acquisition of Wannaby Inc. (“Wannaby”), a pioneer in augmented reality and computer vision technologies, specializing in virtual try-on solutions for the fashion industry. The acquisition enables Perfect to expand its offering to include real-time virtual try-on for products such as shoes and bags and high quality 3D viewer for online shopping. This strategic transaction further solidifies Perfect Corp’s position as a leading beauty and fashion AI company and expands the Company’s capabilities, product offerings, and customer reach.
We have achieved significant scale and steady growth since inception in 2015. We have achieved a double-digit revenue growth of 14.8% in total revenue, reaching $32.4 million for the six months ended June 30, 2025, up from $28.2 million in the same period of 2024. This increase is primarily driven by the robust momentum in the revenue growth of YouCam mobile app and web service subscriptions, increasing consumer interest in Generative AI technologies and AI editing features for photos and videos, and the stable demand for the Company’s online virtual product try-on solutions from brand customers. We recorded a net income of $2.5 million for the six months ended June 30, 2025, up from $1.4 million in the same period of 2024, which is primarily driven by our continued revenue growth.
Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors:
Our ability to effectively monetize our premium features and expand our B2C business
Our results of operations are significantly driven by our ability to sustain a steady growth in our B2C business, which in turn, depends on our success in expanding and retaining subscriptions to the premium features offered through our YouCam suite of mobile applications and web-based services.
In managing our B2C business, we continuously monitor key performance indicators, such as the number of active subscribers. We also benchmark product ratings and functionalities against primary competitors to identify and prioritize features that serve as core drivers in converting free users to paying subscribers. As of June 30, 2025, we recorded 960,000 active subscribers, up from over 919,000 as of June 30, 2024. Revenue from mobile app and web service subscriptions increased to $20.3 million for the six months ended June 30, 2025, compared to $16.8 million for the same period in 2024. We attribute this growth primarily to continued revenue generation from our YouCam suite of applications and web-based editing platforms, highlighting our effectiveness in driving the conversion of free users into paying subscribers and the monetization of our core digital offerings.
As consumers increasingly rely on mobile technology for digital content creation and personal expression, we have observed growing demand for advanced, feature-rich mobile apps and web services. In response to this trend, we have introduced - and remain committed to continuously introducing - a range of innovative mobile apps and web services embedded with newly developed and enhanced premium features powered by cutting-edge Generative AI technologies. These innovative offerings elevate the user experience by supporting a broad spectrum of functionality, including skin and body retouching, hairstyle modifications, makeup simulations, and AI-assisted content creation, as well as improving the efficiency of content editing. The robust functionality fuels increased consumer engagement and sustained demand for paid offerings, seamlessly embedded into everyday use, ranging from casual touch-ups to professional-level production workflows. The increased consumer engagement supports our monetization efforts, driving conversion of free users to paying subscribers, leading to an increase in overall customer lifetime value and resulting in strong recurring revenue growth.
We believe the continued integration of advanced Generative AI capabilities will unlock new possibilities in visual content creation. In line with this vision, we see ongoing opportunities to expand our footprint across mobile and web-based platforms by delivering updated apps and web services powered by next-generation Generative AI features. To support this strategy, we remain committed to advancing our AI- and AR- technologies with the goal of launching market-differentiating products and premium offerings powered that align with evolving consumer preferences.
Our ability to continuously introduce market competitive offerings that drive user interest
Our results of operations rely heavily on our ability to consistently develop and periodically launch new premium features and product offerings that resonate with our app and web service users and adapt to evolving market dynamics. Our continued investment in research and development underpins our ability to drive innovation and maintain product relevance. Expanding our total addressable market by identifying and engaging new target user groups also plays a significant role in maintaining our steady growth in B2C business and enhancing our market competitiveness. Technological shifts, changes in platform policies, and intensifying market competition may impact the adoption of our new product offerings. By proactively monitoring these factors and aligning our development strategies with user needs, we seek to preserve the quality and appeal of our products while effectively navigating an increasingly dynamic industry environment.
Overall adoption rate of AI- and AR-technologies in beauty and fashion industries
Our results of operations are partially affected by the overall growth and adoption of AI- and AR-technologies in the beauty and fashion industries, which are, in turn, dependent upon brand customers’ demand for these technologies and the pace at which brands undergo digital transformation. Any changes or innovations in the beauty and fashion industries and our ability to promptly adapt to such changes or innovations may impact our business performance and results of operation. While digital transformation has accelerated in recent years, the adoption of AI and AR technologies among beauty and fashion brands and retailers remains relatively limited. We view this as a strategic opportunity to drive further digitization and expand the adoption of AI- and AR-powered solutions across these sectors.
Our ability to expand into new verticals and grow our brand base
Leveraging our extensive industry and technology expertise, along with our broad customer network that we have established in the beauty AI- and AR- industry, we aim to further expand our product offerings into complementary segments and broaden our product portfolio beyond beauty and fashion industries to further grow our brand base. We have already made inroads into luxury and fashion industries, including jewelry, eyewear, watches, and accessories, and now are exploring opportunities into new segments, such as solutions for hair salons, med-spa, skin clinics and aesthetic non-surgical beauty treatments.
We are uniquely positioned to integrate our industry-leading facial and hand solutions into these new segments. For example, in the jewelry sector, we can provide a solution which enables consumers to virtually try-on earrings, watches, rings and bracelets while simultaneously applying virtual makeups. This capability is challenging for a jewelry AI- and AR- vendor to replicate, given the complexity of combining virtual try-ons with virtual makeup features. Ultimately, our goal is to expand our product offerings, achieve widespread adoption, and provide a comprehensive suite of products that extends beyond the beauty and fashion industries.
Our ability to sustainably grow our B2B business
We offer a diverse range of AI- and AR- powered solutions, ranging from virtual try-ons for makeup, nail art, hairstyles, eyewear, watches and jewelry to advanced skin diagnostic technology, foundation shade finder, and aesthetic skin simulations. Our solutions can be deployed across various channels and platforms, including brand-owned channels, including brand-owned websites, in-store kiosks, retailer websites, and official mobile applications, as well as major third-party platforms such as Alphabet (Google and YouTube), Snap, Alibaba (Taobao and Tmall), and Tencent (WeChat).

Our ability to maintain a sustainable growth for our B2B business depends in part on retaining our existing brand customers, expanding their use of our services and acquiring new brand customers into our brand portfolio. In managing our B2B business, our management vigilantly monitors the revenue contribution from our Key Customers, as these metric provide reliable insights into the growth of our B2B business, for the reasons that: (i) revenue from Key Customers accounted for approximately 34.6% and 30.6% of our total revenue for the six months ended 2024 and 2025, respectively; and (ii) revenue from Key Customers represented 90.0% and 87.7% of our total revenue from our total brand portfolio for the six months ended 2024 and 2025, respectively. In addition to the Key Customers, which are major brand customers, we also generate revenue from other long-tail brand customers which is the non-Key Customer brands. The total non-Key Customer brands revenue represented 10.0% and 12.3% of our total brand business for the six months ended June 30, 2024 and June 30, 2025, respectively.
The number of Key Customers decreased from 151 as of June 30, 2024 to 139 as of June 30, 2025. Half of the net decline in Key Customer count resulted from customer downgrades due to lower spending during the period, while the remaining decline was driven by customer churn amid ongoing macroeconomic pressures impacting the beauty and luxury sectors. Despite the decline, our total revenue from brand customers was $11.3 million for the six months ended June 30, 2025, up from $10.9 million for the same period in 2024, representing an increase of $0.4 million, which highlights our ability to sustain growth in our B2B business.
As we continue to strengthen long-term relationships with existing brand partners, our goal is to increase the average recurring fees per brand. We aim to achieve this through a combination of cross-selling across sister brands, geographic regions, and verticals within beauty and luxury groups, as well as upselling incremental SKUs, modules, and functionalities to beauty and fashion brands. We believe the high levels of customer engagement and the scalability of our platform position us well to maintain the sustainable growth in our B2B business.
Our ability to manage and improve operating efficiency
Our results of operations partially depend on our ability to effectively manage our costs and expenses. We recognized operating expenses of $26.4 million for the six months ended June 30, 2025, up from $24.8 million in the same period of 2024. The increase was primarily driven by higher research and development spending, as well as elevated sales and marketing expenses associated with the growth in subscriptions to our mobile applications and web-based services, which was partially offset by a reduction in general and administrative expenses.
As we scale our business and advance our technology, we expect our customer acquisition efforts to benefit from our strong brand recognition and word-of-mouth referrals. Our continued investment in technology is also expected to drive operational efficiency, enabling the same number of employees to deliver higher productivity over time. In addition, we believe that we will continue to benefit from economies of scale as we continue to actively manage the level of our general and administrative expenses.
Our people and technology

We are committed to investing in our people and technology, as these are essential for delivering innovative solutions and services that meet the evolving needs of users and brands, expanding our active subscriber and brand customer base, and maintaining our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
We have invested significant resources in our people, recruiting talents from renowned universities and academic institutions across various regions. We have developed a comprehensive talent development program that includes diverse training programs featuring lectures, senior experience sharing, study groups, and participation in conferences and external forums. We also foster a working environment that motivates employees to raise questions and adopts a problem-solving mindset. Our ultimate goal is to retain these talents in the long term and turn them into valuable asset for our business success.
We have also invested a substantial portion of our resources in technology development, recognizing it as the cornerstone of our business success. By collaborating with prestigious universities and research labs, we bring emerging talents and cutting-edge technologies from academic institutions to our Company, bridging the gap between academic research and commercial application. This collaboration offers us unique opportunities to access innovative ideas and the latest technology developments at an early stage, allowing us for proactive planning. Additionally, we are committed to continually improving and upgrading our technologies to ensure the highest quality to our users and brand customers. We believe these efforts are crucial to our business, as the success of our AI- and AR-powered solutions relies on technology that provides exceptional accuracy, scalability, and performance.
Basis of Presentation
Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. All intercompany accounts and transactions have been eliminated on consolidation. For the purposes of presenting the Interim Financial Statements, our assets and liabilities and our foreign operations (including subsidiaries in other countries that use currencies which are different from our functional currency) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences, if any, are recognized in other comprehensive income and accumulated in equity.
Components of Results of Operations
Revenue
Our revenue sources include two major components: AI- and AR- cloud solutions and subscription and licensing. We would anticipate the revenue contribution from licensing becoming increasingly insignificant, as we progressively allocate fewer resources to this area and instead focus on strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
(1)AI- and AR- cloud solutions and subscription

For AI- and AR- cloud solutions and subscription, we provide online cloud-based solutions to our customers, primarily including premium feature subscriptions for our app and webservice users and virtual try-on solutions for our brand customers.
In terms of the premium features on our mobile apps and web services to which users subscribe through Apple App Store and Google Play and our website, we currently offer monthly and annual subscription plans, with subscription price varying by countries and regions. We recognize revenue from such services based on the fulfilled contract obligations for each month.
Our typical contract terms with brand customers range from three months to multiple years, with one-year term being the most common. Our contract consideration is fixed and determined by the following factors: (i) the functionality of the modules (e.g., makeup, skincare, shade finder, jewelry); (ii) the duration of the contract period; (iii) the geographical coverage, such as the number of countries or regions for module deployment or the number of website domains for integration into our modules; (iv) the maximum number of SKUs that a brand can utilize at the same time; and (v) any additional manpower hours required for customization, if any.
Furthermore, depending on the nature of the products and services provided, the charges of brand customers can be further divided to one-time fees, recurring fees, or a combination of both. One-time fees are made up of service setup fee, customization fee, and console base fee, which allow brands to create a brand console account on our platform for uploading and managing SKUs. Recurring fees are related to granting brand customers access to the modules throughout the contract period. These fees are recurring as the service is time-limited and scope-limited, requiring renewal upon the expiration of the service term.
(2)Licensing
We collect licensing fees from (i) licensing self-developed technologies, which include offline SDK and AI- and AR- offline solutions to brand customers, and (ii) licensing customized mobile apps designed and created based on customers’ specifications that do not require continuous support from our backend cloud computing infrastructure. In this scenario, the mobile apps are operated by customers on their own infrastructure, with no additional supporting services required from us after delivery to customers.
Furthermore, depending on the type of the licensing services provided, brand customers may elect to renew licensing agreements with us, as the right to use our intellectual property is only granted to them for a specific period. We collect recurring revenue from the renewal of licensing agreements by customers. We generate recurring revenue from renewals of these licensing agreements by customers.
For further details on our revenue recognition, see Note 4 “Summary of Significant Accounting Policies” to our Interim Financial Statements.
Cost of Sales and Services
Our cost of sales and services primarily consists of kiosk hardware cost, certain research and development personnel-related expenses allocated to cost of sales and services which are directly related to revenue and services activities, warranty provision as well as third-party payment processing fees for distribution partners such as Google Play and Apple App Store. We expect that our cost of sales and services will increase in absolute dollars in tandem with the growth of our businesses in the foreseeable future, as we continue to invest and broaden our product offerings and scale up our business operations.
Sales and Marketing Expenses
Our sales and marketing expenses consist of personnel-related expenses for salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing, advertising and promotional fees, cloud-hosting fees as well as allocated facilities and information technology costs. We plan to continue to invest in sales and marketing to grow our user and brand customer base and increase our brand awareness. As such, we expect sales and marketing expenses to increase in absolute dollars. In the near term, we anticipate fluctuations in sales and marketing expenses as a percentage of revenue due to our investments in accelerating market adoption of our AI- and AR-technologies.
General and Administrative Expenses
Our general and administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate operations, including administration, legal, human resources, accounting and finance. Personnel-related expenses primarily include salaries, benefits, and share-based compensation. In addition, general and administrative expenses also include allocated facilities costs, such as rent, depreciation expenses, professional service fees and other general corporate expenses.
Furthermore, we have incurred and expect to continue incurring expenses as a result of becoming a public company since October 2022, including costs for complying with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. In the first half of 2025, our general and administrative expenses have decreased primarily due to reduction in corporate insurance premium and reduced external professional service fee.
Research and Development Expenses
Our research and development expenses primarily consist of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other associated corporate costs.
We expect our research and development expenses to increase in the future as we expand our team of technology and product development professionals and continue to invest in technology infrastructure and innovative AI- and AR-solutions to enhance and broaden our product offerings.
Interest Income
Our interest income primarily consists of interests earned on bank deposits and financial assets at amortized costs.
Other Income

Our other income primarily consists of subsidies from local government and VAT adjustments. We do not expect material subsidies from local government in the foreseeable future.
Other Gains and Losses
Our other gains and losses primarily consist of losses on financial liabilities at fair value through profit or loss (“FVTPL”) and foreign exchange gains and losses. The FVTPL is primarily associated with our outstanding Warrants.
Finance Costs
Our finance costs primarily consist of interest expenses on our lease liabilities.
Income Tax Expense
Our income tax expense primarily consists of current income tax expenses. As a global company, we are subject to income taxes in the jurisdictions where we do business. These foreign jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets and liabilities as well as changes in tax laws. Currently, the applicable tax rate in our headquarters in Taiwan is 20% while the tax rate for unappropriated earnings is 5%.
Results of Operations
Our results of operations for the six months ended June 30, 2024 and 2025 are presented below:

	Six months ended June 30,
($ in thousands)	2024	2025
Revenue	$ 28,194	$ 32,361
Cost of sales and services	(5,971)	(7,580)
Gross profit	22,223	24,781
Operating expenses
Sales and marketing expenses	(14,184)	(15,170)
General and administrative expenses	(4,614)	(3,707)
Research and development expenses	(6,010)	(7,595)
Expected credit gains	—	67
Total operating expenses	(24,808)	(26,405)
Operating loss	(2,585)	(1,624)
Non-operating income and expenses
Interest income	3,952	3,164
Other income	14	16
Other gains and losses	(291)	1,592
Finance costs	(10)	(6)
Total non-operating income and expenses	3,665	4,766
Income before income tax	1,080	3,142
Income tax benefit (expense)	314	(642)
Net income	$1,394	$ 2,500

Comparison of Six Months Ended June 30, 2024 to Six Months Ended June 30, 2025
Revenue
Total revenue increased by $4.2 million, or 14.8%, from $28.2 million for the six months ended June 30, 2024 to $32.4 million for the six months ended June 30, 2025. The steady increase was primarily driven by a 14.5% rise in revenue from our AI and AR cloud solutions and subscriptions, which grew from $25.3 million for the six months ended June 30, 2024, to $29.0 million for the same period in 2025. This growth was fueled by continued revenue growth in YouCam mobile app and web services subscriptions, increasing consumer interest in Generative AI technologies and AI-powered photo and video editing features, and sustained demand from brand customers for the Company’s online virtual product try-on solutions. We expect the licensing revenue will become increasingly insignificant, as we continue to focus on strengthening our market leadership in the consumer beauty and AI mobile apps as well as in the beauty and fashion AI- and AR- industry.
With respect to geographical contribution, revenue from the Americas has increased by 10.9% from $14.4 million for the six months ended June 30, 2024 to $16.1 million for the same period in 2025, revenue from Europe has increased by 19.5% from $7.9 million for the six months ended June 30, 2024 to $9.4 million for the same period in 2025, and revenue from Asia-Pacific has increased by 14.6% from $5.2 million for the six months ended June 30, 2024 to $5.9 million for the same period in 2025. Revenue outside of these three major regions has grown by 42.9% from $0.7 million for the six months ended June 30, 2024 to $1.0 million for the same period in 2025.
Cost of Sales and Services
Cost of sales and services increased by $1.6 million, or 26.9%, from $6.0 million for the six months ended June 30, 2024, to $7.6 million for the same period in 2025. The increase was primarily attributable to higher third-party payment processing fees paid to digital distribution partners—such as the Apple App Store and Google Play—driven by the continued growth in mobile app and web service subscription revenue. In addition, rising AI server computing costs, spurred by the increased demand for premium features powered by Generative AI technologies, also contributed to the overall increase.
Gross Profit
Gross profit increased by $2.6 million, or 11.5%, from $22.2 million for the six months ended June 30, 2024 to $24.8 million for the same period in 2025. Despite the continuous increase in gross profit, our gross margin slightly decreased by 2.2% from 78.8% for the six months ended June 30, 2024 to 76.6% for the six months ended June 30, 2025. The slight decrease in gross margin was primarily due to the increase in third-party payment processing fees paid to digital distribution partners, such as Google and Apple, driven by the steady growth in our YouCam mobile app subscription revenue. In addition, the increases in AI server computing cost, resulting from the growing demand for premium features powered by generative AI services, also contributed to the decrease in gross margin.
Total Operating Expenses
Total operating expenses increased by $1.6 million, or 6.4%, from $24.8 million for the six months ended June 30, 2024 to $26.4 million for the same period in 2025. The increase was primarily associated with higher sales and marketing expenses and research and development expenses, which were partially offset by a slight decline in general and administrative expenses.
Sales and Marketing Expenses
Sales and marketing expenses increased by $1.0 million, or 7.0%, from $14.2 million for the six months ended June 30, 2024 to $15.2 million for the same period in 2025. The increase was primarily due to the increase in marketing events and advertising costs related to our mobile apps and web service subscriptions.
General and Administrative Expenses
General and administrative expenses decreased by $0.9 million, or 19.7%, from $4.6 million for the six months ended June 30, 2024 to $3.7 million for the same period in 2025. The decrease was primarily due to reduced corporate insurance premium and external professional service fees.

Research and Development Expenses
Research and development expenses increased by $1.6 million, or 26.4%, from $6.0 million for the six months ended June 30, 2024 to $7.6 million for the same period in 2025. The increase was primarily driven by two factors: (i) foreign exchange impact resulting from the depreciation of the U.S. dollar against the New Taiwan dollar, which elevated personnel costs for our Taiwan-based research and development team, and (ii) higher compensation expenses due to an increase in research and development headcount following the acquisition of Wannaby.
Total Non-operating income and expenses
Total non-operating income and expenses increased by $1.1 million, or 30.0%, from $3.7 million for the six months ended June 30, 2024 to $4.8 million for the same period in 2025. The increase was primarily attributable to a decrease in the fair value of warrant liabilities, which resulted in gains recognized on financial liabilities.
Interest Income
Interest income decreased by $0.8 million, or 19.9%, from $4.0 million for the six months ended June 30, 2024 to $3.2 million for the same period in 2025. The decrease was primarily attributable to reduced balance of time deposits, which were used to acquire 100% of the issued and outstanding equity interests in Wannaby, from Farfetch US Holdings, Inc., for a purchase price of $6.0 million, which was closed on January 7, 2025.
Other Gains and Losses
We record other gains of $1.6 million for the six months ended June 30, 2025 and other losses of $0.3 million for the same period in 2024. The change was primarily attributable to a decrease in the fair value of warrant liabilities, which resulted in gains recognized on financial liabilities.
Net Income
As a result of the foregoing, our net income for the six months ended June 30, 2025 was $2.5 million, compared to $1.4 million for the same period in 2024.
Adjusted Net Income (Non-IFRS)
Our adjusted net income was $2.4 million for the six months ended June 30, 2025, compared to adjusted net income of $2.8 million for the same period of 2024. See “— Use of Non-IFRS Financial Measures” below for more information.
Use of Non-IFRS Financial Measures
In addition to the measures presented in our consolidated financial statements, we use certain non-IFRS financial measures, including adjusted net income (loss), as supplemental metrics in reviewing and assessing our operating performance and formulating our business plan. We define these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs1, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. For a reconciliation of adjusted net income (loss) to net income (loss), please see the following reconciliation table.

	Six months ended June 30,
($ in thousands)	2024	2025
Net Income	$ 1,394	$2,500
One-off Transaction Costs	—	62
Non-Cash Equity-Based Compensation	1,437	900
Non-Cash Valuation (Gain)/Loss of Financial Liabilities	(46)	(1,036)
Adjusted Net Income (Loss)	$ 2,785	$2,426
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income (loss) are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income (loss) provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.
Liquidity and Capital Resources
Since inception, we have financed our operations primarily through equity contributions from our shareholders and revenue generated from our business operations. As of June 30, 2025, we had cash and cash equivalents of $125.3 million, which primarily consisted of checking accounts, demand deposits and time deposits. Our cash and cash equivalents are primarily denominated in U.S. dollars, and we do not currently enter into any hedging arrangements. In addition, we have 6-month time deposits of $36.3 million
1 The one-off transaction cost in the first half of 2025 included professional service expenditures that the Company incurred in connection with the acquisition of Wannaby, which was closed on January 7, 2025. No such cost was incurred in the same period of 2024.

classified as current financial assets at amortized cost according to IFRS and we do not have any loan and bank borrowings as of the same date. Our net income increased from $1.4 million for the six months ended June 30, 2024 to $2.5 million for the six months ended June 30, 2025, primarily due to our continued revenue growth and effective cost control.
We believe that our cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this MD&A and sufficient to fund our operations. As of the date of this MD&A, there has been no material change to our liquidity position since December 31, 2024. To the extent that our current resources are insufficient to satisfy our cash requirements in the future, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or we may delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects..
Our cash requirements for the six months ended June 30, 2025 and any subsequent interim period primarily include our capital expenditure, lease obligations, contractual obligations and other commitments. Our capital expenditures are primarily related to purchase of certain servers in our ordinary course of business and ERP system upgrade, which are immaterial from a dollar amount perspective. From January 1, 2025 through June 30, 2025, we incurred capital expenditure of less than $0.3 million. Our lease obligations consist of the commitments under the rental agreements for our office premises. Our contractual obligations primarily consist of minimum commitments for marketing activities. From a dollar amount perspective, both lease obligations and contractual obligations are immaterial. In addition, we will consume cash for additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We expect these items to be the primary part of our short-term cash requirements, and we currently do not expect any material capital expenditures in the foreseeable future. Furthermore, as part of our growth strategy, we plan to increase investment in research and development, upgrade AI- and AR- technologies, expand the suite of product offerings and premium features, broaden our user and brand customer base, and expand into synergistic segments such as the luxury sector. These new developments and expansions may generate long-term cash requirements. We intend to continue to fund our future material cash requirements with net proceeds in connection with equity contributions from our shareholders and revenue generated from our business operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We would receive the proceeds from any exercise of any outstanding Warrants that are exercised for cash pursuant to their terms. Assuming the exercise in cash of all of the 20,849,975 Warrants, consisting of 11,499,975 Perfect Public Warrants, 6,600,000 Perfect Private Placement Warrants and 2,750,000 Perfect Forward Purchase Warrants, we would receive an aggregate of approximately $239.8 million, but would not receive any proceeds from the resale of Class A Ordinary Shares issuable upon such exercise. We will have broad discretion over the use of proceeds from the exercise of these Warrants. To the extent that any of these Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of these Warrants will decrease. Any proceeds from the exercise of the Warrants would increase our liquidity, but our ability to fund our operations is not dependent upon receipt of cash proceeds from the exercise of the Warrants.

There is no assurance that our Warrants will be in the money prior to their expiration or that the holders of the Warrants will elect to exercise any or all of such Warrants. The likelihood that Warrant holders will exercise their Warrants, and therefore any cash proceeds that we may receive in relation to the exercise of the issued and outstanding Warrants, will be dependent on the trading price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of our Warrants, which is $11.50 per share, we believe Warrant holders will be unlikely to exercise their Warrants. As the closing price of our Class A Ordinary Shares was $1.92 as of September 25, 2025, we believe that holders of the Warrants are currently unlikely to exercise their Warrants. Accordingly, we do not expect to rely on the cash exercise of Warrants to fund our operations.
On October 18, 2023, the SEC declared effective a registration statement on Form F-3, under which the selling securityholders identified therein or their permitted transferees may offer and sell, from time to time, up to 38,542,254 Class A Ordinary Shares, 9,350,000 Warrants and 9,350,000 Class A Ordinary Shares underlying such Warrants. Given the substantial number of Class A Ordinary Shares registered for potential resale by the selling securityholders, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders holding a large number of shares intend to sell their shares, could increase the volatility of the market price of our Class A Ordinary Shares or result in a significant decline in the public trading price of our Class A Ordinary Shares. These sales, or the possibility that these sales may occur, and any related volatility or decrease in market price of our Class A Ordinary Shares and Warrants, might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows:

	Six months ended June 30,
($ in thousands)	2024	2025
Cash flows from (used in) operating activities	$5,518	$7,987
Cash flows from (used in) investing activities	(7,943)	(9,909)
Cash flows from (used in) financing activities	(239)	(303)
Effects of exchange rates changes on cash and cash equivalents	(411)	441
Net increase (decrease) in cash and cash equivalents	$(3,075)	$(1,784)

Cash Flows Generated from (Used in) Operating Activities
Cash flows generated from or used in operating activities primarily relate to the collection of accounts receivables, payment of provision and payables, net interest received and income tax paid. Our business primarily operates in a prepaid service subscription model, enabling us to collect cash in advance upon the subscription of product plans or signing of contract and then deliver services pursuant to terms and conditions of subscriptions or relevant contracts.

Net cash generated from operating activities increased by $2.5million, or 45.5%, from $5.5 million for the six months ended June 30, 2024 to $8.0 million for the six months ended June 30, 2025. This change was primarily due to the significant increase in profit before tax, current contract liabilities and other payables compared to the same period in 2024, partially offset by the increase in accounts receivables.
Cash Flows Generated from (Used in) Investing Activities
Cash flows generated from or used in investing activities primarily relates to acquisition of financial assets, proceeds from disposal of financial assets, acquisition of businesses, acquisition of property, plant and equipment, acquisition of intangible assets, and changes in guarantee deposits paid.
Net cash used in investing activities was $9.9 million for the six months ended June 30, 2025 and net cash used in investing activities was $7.9 million for the six months ended June 30, 2024. The increase in net cash used in investing activities was primarily attributable to the increased acquisition of money market funds classified as financial assets at fair value through profit or loss, and the Company’s acquisition of Wannaby as described above, partially offset by the partial disposal of three-month time deposits classified as financial assets at fair value through profit or loss and the of six-month time deposits classified as current financial assets at amortized cost according to IFRS.
Cash Flows Generated from (Used in) Financing Activities
Net cash used in financing activities was $0.3 million for the six months ended June 30, 2025, consisting of $0.3 million in the repayment of the principal portion of lease liabilities.
Net cash used in financing activities was $0.2 million for the six months ended June 30, 2024, primarily consisting of $0.2 million in the repayment of the principal portion of lease liabilities.
Material Contractual Obligations and Commitments
During the periods presented, we did not have any material contractual obligations and commitments other than two office leases entered into by and between Perfect Mobile Corp., a wholly-owned subsidiary of the Company, and CyberLink Corp., a related party, for two years starting from June 1, 2023 and December 1, 2023 respectively, and an office lease entered into by and between Perfect Mobile Corp., a wholly-owned subsidiary of the Company, and ClinJeff Corp., a related party, for two years starting from May 15, 2024.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.
Critical Accounting Estimates
Our Interim Financial Statements have been prepared in accordance with IFRS. The preparation of our Interim Financial Statements requires us to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 5 “Critical Accounting Judgements, Estimates and Key Sources of Assumption Uncertainty” to our Interim Financial Statements for additional information on our critical accounting estimates.
Recent Accounting Pronouncements
For a discussion of our new or recently adopted accounting pronouncements, see Note 3 “Application of New Standards, Amendments and Interpretations” to our Interim Financial Statements.
Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company. As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.
The Company will remain an emerging growth company under the JOBS Act until the earliest of:
(1)the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Ordinary Shares were offered in connection with the Transactions, (b) in which it has total annual gross revenues of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; or
(2)the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.
Foreign Private Issuer Status
We are an exempted company limited by shares incorporated in 2015 under the laws of the Cayman Islands. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on June 30, 2026. Even after we no longer qualifies as an emerging growth company, for so long as we qualify as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.
We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:
•a majority of the Board consisting of independent directors;
•a compensation committee;
•a nominating committee; or
•regularly scheduled executive sessions with only independent directors each year.
We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.
Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

If at any time we cease to be a foreign private issuer, we will take all action necessary to comply with the applicable rules of the SEC and the NYSE.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to various market risks, with foreign currency risk and interest rate risk being the most significant, followed by credit and liquidity risks. We do not currently maintain foreign exchange hedging contracts for all currencies in which we conduct business. Although we may enter into hedging arrangements from time to time to mitigate currency risk, changes in the fair value of these contracts may be offset by corresponding fluctuations in the value of the underlying transactions being hedged.
Foreign Currency Risk
We are exposed to foreign exchange risk on transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, and receivables that are denominated in a currency other than the respective functional currencies of our entities. Our sales are substantially denominated in U.S. dollars, but the functional currencies of our entities also include Euros, RMB and Japanese yen. Accordingly, changes in exchange rates are reflected in reported income and loss from our international businesses included in our consolidated statements of operations. The weaker U.S. dollar against NT Dollars in the first half of 2025 increases the reported expenses from our international businesses included in our consolidated statements of operations, as most of our engineers are located in Taiwan.
For the six months ended June 30, 2025, we had $0.2 million of other comprehensive income generated from the exchange differences on translation of foreign operations, whereas for the same period in 2024, we had $0.3 million of other comprehensive loss generated from the same.
A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations.
Based on the above, we believe we are not exposed to significant currency transactional foreign currency risk. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact that hedging activities would have on our results of operations.
Interest Rates Risk
Given that we have no indebtedness as of the date of this MD&A, the risk arising from the fluctuation of interest rates should only be limited to interest income from interest-bearing assets such as cash and cash-equivalent assets and financial assets at amortized cost that bear variable interest rates.
Credit Risk
Credit risk refers to the risk of financial loss to us arising from default by the customers or counterparties of financial instruments on the contract obligations. Our primary exposure to credit risk arises from the possibility that counterparties may be unable to fully repay accounts receivable in accordance with agreed terms, as well as the contract cash flow from financial assets measured at amortized cost and at fair value through profit or loss.
We actively monitor and manage credit risk through regular credit checks and the enforcement of credit limits. For banks and financial institutions, we only engage with independently rated counterparties that hold a minimum credit rating of “A.” For our customers, credit risk is managed and assessed by our local entities, which evaluate each new customer prior to offering standard payment and delivery terms. Internal risk control teams assess customer credit quality by considering financial position, historical performance, and other relevant factors. Individual risk limits are established based on internal or external ratings, in alignment with thresholds approved by our Board.
Liquidity Risk
We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. We currently have sufficient cash and liquidity to finance our operations.
Cautionary Note Regarding Forward-Looking Statements
This MD&A includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “seek,” “schedule,” or similar expressions.
Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based solely on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this MD&A and the Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•our ability to increase user download and engagement with our mobile apps and webs, including our ability to attract free users to purchase our subscription plans available on our mobile apps and webs to unlock premium features of our products;
•our ability to innovate, develop and provide market competitive product offerings or upgrade our existing product offerings in response to rapidly-evolving consumer preferences in a timely and cost-effective manner;
•our ability to grow and retain active subscribers’ subscriptions to the premium features of our mobile apps and web services;
•the intensity of competition in the mobile app and web services market, including the development of Generative AI technologies, which may introduce new emerging technologies and competitors for AI photo, AI video use cases;
•the rate of adoption of AI- and AR- virtual try-on technology by consumers, brands, and retailers, and any changes in consumer preferences or shopping habits;
•our ability to retain and expand sales to existing brands or attract new brands into our brand portfolio;
•the intensity of competition in the enterprise business market, including the emergence of new competitors, the development of competing technologies, and pricing pressures;
•changes in applicable laws or regulations, especially laws and regulations related to privacy and data protection;
•our need to retain, attract or maintain high-quality personnel;
•our ability to enforce, protect and maintain intellectual property rights; and
•the other matters described in “Item 3. Key Information — D. Risk Factors” in our Annual Report.
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks currently considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.
All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.